UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number 333-208079-01
Capital Auto Receivables Asset Trust 2016-1
(Exact name of registrant as specified in its charter)

c/o Capital Auto Receivables LLC
500 Woodward Avenue
Detroit, Michigan 48226
(866) 710-4623
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1 Asset Backed Notes
Class A-2a Asset Backed Notes
Class A-2b Asset Backed Notes
Class A-3 Asset Backed Notes
Class A-4 Asset Backed Notes
Class B Asset Backed Notes
Class C Asset Backed Notes
Class D Asset Backed Notes

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)         ☐
Rule 12g-4(a)(2)         ☐
Rule 12h-3(b)(1)(i)        ☐
Rule 12h-3(b)(1)(ii)    ☐
Rule 15d-6        ☐
Rule 15d-22(b)         ☒

Approximate number of holders of record as of the certification or notice date: 0 as of January 21, 2020
Pursuant to the requirements of the Securities Exchange Act of 1934 Capital Auto Receivables Asset Trust 2016-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Capital Auto Receivables Asset Trust 2016-1
By: Ally Financial Inc.,
not in its individual capacity but solely as Servicer on behalf of Capital Auto Receivables Asset Trust 2016-1

By: /s/ David J. DeBrunner
Name:    David J. DeBrunner
Title:    Vice President, Controller and Chief Accounting Officer
Dated: January 29, 2020